

March 12, 2014

Via E-mail
Mr. Edgar O. Huber
Chief Executive Officer
Lands' End, Inc.
1 Lands' End Lane
Dodgeville, Wisconsin 53595

      Re: Lands' End, Inc.
              Amendment No. 5 to Form 10-12B
              Filed March 11, 2014
              File No. 001-09769

Dear Mr. Huber:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Impacts from Our Spin-Off from Sears Holdings, page 44

1. We note the new disclosure under Certain Relationships and Related Person Transactions quantifying expected payments to Sears. Please quantify the aggregate annual payments in this section and discuss the anticipated effects on results of operations, financial condition and liquidity. We note the new disclosure in this section quantifying the expected interest expense under the new term loan facility. Please expand this disclosure to quantify total expected annual payments under the new loan agreements and discuss the anticipated effects on results of operations, financial condition and liquidity. In this regard we note that for the nine months ending November 1, 2013, you had net income of $ 32.9 million and operating cash flows of $(10.9) million.

Liquidity and Capital Resources, page 51

2. We note your revised disclosure and response to comment 1 from our letter dated March 7, 2014. Please disclose the expected specific material terms of the new indebtedness. Please disclose any uncertainty in meeting requirements under the new debt, such as covenants, and disclose the anticipated effects on the company.

3. In this regard, please identify the lenders and disclose the interest rates (e.g., where you reference "plus a borrowing margin") and financial ratio requirements (e.g., where you reference "fixed charge coverage ratio"), if known, and further clarify the mandatory prepayment term, which appears to be tied to "a percentage of the borrower's excess cash flows in each fiscal year and with the proceeds of certain asset sales."

4. Please also clarify the basis for the expected terms. For example, it is unclear if the expected maturity, maximum borrowing amounts and other expected provisions are based on non-binding term sheets, oral agreements or otherwise.

5. We note the statement that you do not expect the financing transactions in connection with the spin-off to significantly impact 2014 cash flow requirements. Please explain the basis for this statement. As part of your response, please address the increase in all costs as a result of the spin-off, including the payments due to Sears, and the negative operating cash flow in the first nine months of fiscal 2013.

6. Additionally, the statement regarding the financing transactions not significantly impacting your 2014 cash flow requirements includes the following qualifier: "subject to an event of default pursuant to the terms of the financing transactions that could cause the acceleration of our debt if not cured or waived." It is unclear in what way and to what extent the qualification limits the preceding statement. Please revise to clarify.

7. We note your response to comment 1 of our letter dated February 10, 2014 and statements to the staff that you expect the solvency opinion to be delivered to the board on March 14, 2014. Please provide us with a supplemental copy of the opinion at that time.

Executive Compensation, page 74

8. We note your revised disclosure and response to comment 2 of our letter dated March 7, 2014 and we reissue the comment. Please disclose the performance targets. See Regulation S-K Compliance and Disclosure Interpretation 118.04 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3388 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director